EXHIBIT 99.1

Standard Lithium Strengthens C-Suite: Salah Gamoudi Appointed CFO, Kara Norman Steps Into New Role as CAO

VANCOUVER, British Columbia, Sept. 25, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium company, today announced an enhanced C-suite with the addition of Salah Gamoudi as Chief Financial Officer, effective October 1, 2023. This decision aligns with the Company's efforts to bolster its senior leadership as it prepares for a dynamic phase of growth.

Robert Mintak, CEO and Director of Standard Lithium, stated, “As we place greater emphasis on commercial construction, resource expansion, and strategic partnerships, Salah's addition is timely. Kara Norman's leadership as CFO, especially during our early growth and the NYSE American listing, has been foundational. With Salah joining as CFO and Kara transitioning to the Chief Accounting Officer role, we're strategically positioning our leadership for the Company's next chapter.”

Salah Gamoudi commented, “Joining Standard Lithium at this pivotal moment is very exciting. The team's commitment to sustainable, American-based lithium production, and strategic growth resonates with me. Drawing from my energy sector experience, I'm eager to further the Company's mission and contribute to amplifying value for our shareholders.”

Mr. Gamoudi has most recently served as Executive Vice President and Chief Financial Officer of SandRidge Energy, Inc. from April 2020 to September 2023 (NYSE:SD). During his tenure at SandRidge, the company experienced a significant increase in value, delivering substantial returns to shareholders. Prior to joining SandRidge, Mr. Gamoudi had most recently served as the Chief Accounting Officer of Jones Energy, Inc. from October 2018 until April 2020. Mr. Gamoudi previously had served in the same role for Remora Petroleum, LP from May 2017 until October 2018. Prior to joining Remora, Mr. Gamoudi served as Controller for Glacier Oil & Gas Corp. and its predecessor company, Miller Energy Resources, from July 2015 until May 2017. Prior to then, Mr. Gamoudi served in various oil & gas audit, accounting, risk management and financial roles with LRR Energy, LP, Deloitte and Ernst & Young. His cumulative experiences, especially within the U.S. domestic upstream energy sector, promise to bring invaluable insights to Standard Lithium's growth strategy.

Mr. Gamoudi's recognition as one of the “Forty Under Forty” by Hart Energy’s Oil and Gas Investor in 2022 highlights his notable contributions to the sector. Mr. Gamoudi received a B.A. in Accounting from Portland State University and is pursuing an MBA at the Wharton School of Business at the University of Pennsylvania.

As Chief Financial Officer at Standard Lithium, Mr. Gamoudi will direct the Company's financial strategy and lead its investor relations and market-facing activities, with a focus on expanding shareholder outreach, communication and value creation. Kara Norman, in her transition to the role of Chief Accounting Officer, will streamline accounting operations. She will oversee the financial close process, manage SEC filings, and ensure stringent internal controls for precise and timely reporting.

In connection with this appointment, Mr. Gamoudi has been granted 350,000 incentive stock options (the “Options”) exercisable at a price of $4.00 until September 25, 2028. The Options vest and become exercisable over a thirty-six month period, with 100,000 vesting after six months and the balance in three equal parts on each anniversary.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas near the Louisiana state line, a region with a long-standing and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas.  In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Howell
Vice President, Corporate Communications
+1 720 484 1147
a.howell@standardlithium.com